SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ___ No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press Release dated February 8, 2017
-	Press Release dated February 13, 2017
-	Press Release dated February 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Roberto Ulissi
Title:	Corporate Affairs and
Governance - SEVP

Date: February 28, 2017

Eni’s Board of Directors

San Donato Milanese (Milan), 8 February 2017 – With regard to the news reported by the media on the request for trial by Milan prosecutors relating to the 2011 acquisition of a stake in OPL 245 in Nigeria, Eni’s Board of Directors, following an in-depth legal analysis, confirms its total confidence that Eni is entirely free of any involvement in the alleged corrupt conduct subject to investigation.

The Board of Directors also confirms its total confidence that the company’s CEO, Claudio Descalzi, was not involved in any way in the conduct under investigation, and maintains their upmost support for him as CEO.

The Board of Directors also confirms its total confidence in the judiciary.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni and BP complete the sale of 10% of Shorouk, offshore Egypt

Eni's CEO has been received by Egyptian President el-Sisi. During the meeting Claudio Descalzi confirmed that the start-up of Zohr is expected just two years after the discovery

Cairo (Egypt), 13 February 2017 – Eni’s CEO, Claudio Descalzi, Bob Dudley, CEO of BP, and the Egyptian Minister of Petroleum, Tarek El Molla signed a deed completing the sale to BP of a 10% stake in the Shorouk concession, offshore Egypt. The signing took place in Cairo in the presence of the Prime Minister Sherif Ismail. Eni and BP first agreed on the sale of the concession stake, where the super-giant Zohr gas field is located, in November 2016. Eni, through its subsidiary IEOC, now holds a 90% stake in the license, while Rosneft has agreed to acquire a 30% stake, subject to the Egyptian governmental approval.

Additionally, Claudio Descalzi has been received by President Abdel Fattah el-Sisi. The meeting follows the one held in January during which Eni’s CEO confirmed that the development of Zohr is progressing very quickly, having been fast tracked, and that the start of production is confirmed for 2017, just two year after the discovery was made.

Zohr was discovered by Eni in August of 2015 and, with a total potential of 850 billion cubic meters of gas in place, is the largest natural gas field ever discovered in the Mediterranean. The project confirms Eni’s sector leading ability in exploration and fast development of the discoveries.

In Egypt, Eni and BP, are also partners in the Nooros field, discovered in July 2015 in the Nile Delta, that is already producing about 25 MMScm/d only 15 months after the startup of the field, as well as in Baltim SW field, discovered in June 2016. The start-up of Baltim SW is expected in 2019.

Eni has been present in Egypt since 1954, operating through its subsidiary IEOC. The company is the main producer in the country with an equity production of approximately 230,000 barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors approves bond issue

Rome, 28 February 2017 – Eni's Board of Directors today approved the possible issue of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2 billion euro, or its equivalent in other currencies, to be issued in one or more tranches by 31 December 2018.

The bonds will enable Eni to pre-fund the future financial needs and to maintain a well-balanced financial structure in terms of short term and medium/long-term debt and average duration of the debt. The bonds may be listed on one or more regulated markets.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com